SAMSON OIL & GAS ADVISES ON GOSHEN COUNTY TRANSACTION

Denver 1800 hours September 23rd, 2010, Perth 0800 hours, September 24th, 2010

Samson Oil & Gas Limited (ASX: SSN, NYSE AMEX: SSN) advises that it has closed an additional portion of its previously announced  Goshen County transaction, confirming that an additional US$6.3 million was received this week in consideration for delivery of drilling permits for three State leases.

Samson presently expects to close the final portion of the sales transaction during the week of September 27th. Samson anticipates receiving net consideration of at least US$ 2.2 million at that closing and considers it likely that it will receive another US$ 1.9 million as a result of curing various title defects. Thus, the total transaction to date can be summarized as follows:

Cash received to date	US$	70.0 million
Most likely cash to be received the week of September 27th	US$	4.1 million
Most likely total consideration	US$	74.1 million

Under the sale and purchase contract that Samson entered into on June 24th with the buyer, Chesapeake Energy Corporation, Chesapeake acquired 100% of Samson’s working interest in the subject leases but Samson has retained a royalty averaging 3.8% across those leases. While Samson therefore holds an indirect financial interest in the future development of the leases, Samson has no control over the pace or scope of that development. The royalty rate has changed from that previously announced because during the course of this transaction several top leases, and lease extensions have been purchased or entered into and the underlying royalty rates have modified the Samson retained royalty.

Samson has also retained 17,000 net acres immediately to the north of the leases that have been sold and intends to pursue the appraisal and development of that area.  To this end it has engaged a seismic acquisition company to acquire a 65.5 square mile 3-D seismic survey, which will image this acreage block.  Permitting for this seismic survey has commenced and it is expected that the acquisition will commence mid-late October.  The survey has several objectives.  Firstly, it will help Samson to identify the brittle portions of the Niobrara Formation that are more conducive to natural fracturing as well as the location and orientation of the natural fractures.  Secondly, the 3-D seismic data will help image two conventional targets, the J Sand and the Codell Formation which have proven to be productive in the area.

The 3-D seismic data is expected to be available for interpretation in the first quarter of 2011 and the plan is to drill two initial appraisal wells utilizing horizontal multi-stage fracture stimulation methods proven successful in the Bakken Formation in North Dakota. If these wells perform adequately then the project would move to a full field development.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Shares (ADSs) are traded on the New York Stock Exchange AMEX under the symbol "SSN".  Each ADS represents 20 fully paid Ordinary Shares of Samson. Samson has a total of 1,663 million ordinary shares issued and outstanding, which would be the equivalent of 83.15 million ADSs.  Accordingly, based on the NYSE AMEX closing price of US$1.39 per ADS on September 21st, 2010 the company has a current market capitalization of approximately US$ 115.6 million.  Correspondingly, based on the ASX closing price of A$0.07 on September 21st, 2010, the company has a current market capitalization of A$ 116.4 million.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)
TERRY BARR
Managing Director

Statements made in this press release or related announcements that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the U.S. Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at sec.gov/edgar/searchedgar/webusers.htm.